EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,
	2014	2013
	(Millions)
Net income attributable to Tenneco Inc.	$127	$117
Add:
Interest expense	38	39
Portion of rental representative of the interest factor	11	10
Income tax expense	86	59
Noncontrolling interests	18	18
Amortization of interest capitalized	2	2
Undistributed (earnings) losses of affiliated companies in which less
than a 50% voting interest is owned	—	—
Earnings as defined	$282	$245
Interest expense	38	39
Interest capitalized	2	2
Portion of rentals representative of the interest factor	11	10
Fixed charges as defined	$51	$51
Ratio of earnings to fixed charges	5.53	4.80